Exhibit 21

List of Subsidiaries

Subsidiary*	Jurisdiction of Incorporation	Name Under which Subsidiary does Business
Ingenex, Inc.	Delaware	This subsidiary is currently inactive
Developmental Therapeutics, Inc.	Delaware	Developmental Therapeutics

*	We own 100% of the outstanding common stock of Developmental Therapeutics, Inc. and 81% of the outstanding common stock of Ingenex, Inc.